SIGMA LITHIUM REPORTS 3Q 26 RESULTS: RESILIENT PROFITABILITY AND CASH FLOW: 32% NET REVENUE MARGIN, STRENGTHENED BALANCE SHEET

FINANCIAL HIGHLIGHTS

•	Strengthened balance sheet through a pivotal 5-year, US$125M convertible bond, fully repaying the Synergy export prepayment and reducing pro forma short-term debt by 85% to US$19M.
o	Transformed its balance sheet lengthening its debt profile, lowering leverage ratios and additional deleveraging potential upon conversion of the debt.
•	Sigma Lithium delivered resilient profitability and strong cash generation in 3Q 26, building on growth for the nine months ended September 30, 2026 (9M 26):
○	3Q 26 net revenue margin remained robust at 32%; 9M 26 net revenue margin of 57% and Adj. EBITDA margin of 32%.
○	3Q 26 gross revenues of US$22M reflected lower volumes sold due to the temporary partial suspension of operations during the quarter; 9M 26 gross revenues of US$115M, up 20% from 9M 25.
o	Strong operating cash flow of US$24M in 3Q 26 (up from US$2M in 3Q 25) and US$51M in 9M 26 (up from negative US$7M in 9M 25).

•	Maintained cost leadership, with Low All-In Sustaining Costs:
o	Plant gate: US$424/t (9M 26: US$418/t)
o	CIF: US$518/t (9M 26: US$505/t), reflecting the move to CIF sales terms
o	AISC: US$642/t All-In Sustaining Costs

OPERATIONAL HIGHLIGHTS

•	Production growth strategy for 2027–2028 remains on track:
○	330,000t production for FY27E from Cleantech Industrial Plant 1
•	Landmark victories for ESG credentials: TAC Agreement signed with the State of Minas Gerais and “too big to stop” classification awarded by the Federal Court of Appeals.
○	Operations fully resumed on October 5, 2026, with 11,000t of high-grade lithium oxide concentrate produced in early 4Q 26 through November 10, plus 21,000t of high-grade equivalent inventory available for sale in 4Q 26 and 7,000t of high-grade produced in 3Q 26.
•	Plans to increase installed industrial capacity by building two additional plants:
○	580,000tpy with Cleantech Industrial Plant 2, construction resuming in 2027 (fully funded by BNDES)
○	830,000tpy with Cleantech Industrial Plant 3 by 2028
•	100% Circularity Achieved: Cleantech Industrial Plant 1's reprocessing circuit enables the recovery and commercialization of lithium fines and intermediate products, supporting cash generation during the mining ramp-up.

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Conference Call Information

The Company will hold a conference call to discuss its financial results for the third quarter of 2026 at 7:00 a.m. EST on Friday, November 13, 2026. Register for the call at https://ir.sigmalithiumcorp.com/events

Toronto, November 13, 2026 – Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing lithium materials to supply global producers of batteries for energy security in a responsible manner, announces the Company’s results for the three months ended September 30, 2026 and provides an update on recent developments.

ROBUST 3Q 26 MARGINS AND CASH GENERATION; 9M 26 REVENUES UP 20%

In 3Q 26, Sigma Lithium maintained a robust net revenue margin of 32% and generated operating cash flow of US$24.2 million, up from US$1.6 million in 3Q 25, demonstrating the resilience of its low-cost business model. Gross revenues were US$22.3 million, compared to US$51.0 million in 2Q 26, reflecting lower volumes sold during the quarter, and the average realized price was US$1,485/t. Cost of sales decreased by 58% to US$9.3 million, resulting in a gross profit of US$4.3 million. Adjusted EBITDA for the quarter was negative US$6.7 million and the operating loss was US$16.8 million.

Year to date, Sigma Lithium’s results demonstrate the growth delivered across the first three quarters of 2026. For the nine months ended September 30, 2026 (9M 26), gross revenues reached US$115.4 million, up 20% from 9M 25, and net revenue margin was 56.6%, a tenfold improvement from 5.6% in 9M 25. Gross profit reached US$62.6 million, Adjusted EBITDA was US$35.7 million (a 32% margin) and operating income was US$4.5 million. Operating cash flow was US$51.3 million in 9M 26, a turnaround from negative US$6.6 million in 9M 25.

COST LEADERSHIP CREATES RESILIENCE TO LITHIUM PRICES

Sigma Lithium remained a cost leader in lithium oxide concentrate, while continuing the planned upgrade of its mining fleet. Unit costs in 3Q 26 were as follows:

•	Plant gate costs at US$424/t and CIF costs at US$518/t (9M 26: US$505/t), reflecting the move from FCA to CIF sales terms.
•	Total Cash Costs: US$642/t (AISC - All-In Sustaining Cost), down 4% from US$668/t in 2Q 26. The 3Q 26 AISC is presented on a pro forma basis, spreading 3Q 26 SG&A over a volume of 60,000 tonnes for the quarter, with all other components as reported.

STRENGTHENED BALANCE SHEET: PIVOTAL 5-YEAR, US$125 MILLION CONVERTIBLE BOND

On November 2, 2026, Sigma Lithium priced US$125 million of 5-year convertible bonds due November 2031, with closing expected on or about November 16, 2026. Holders may require repayment around November 2029. The convertible bonds extend the Company’s debt maturity profile by refinancing its current liabilities, including the full repayment of the export prepayment agreement with Synergy (US$108.5 million, or US$97 million net of US$11 million cash held as collateral).

Pro forma for the convertible bonds and the full repayment of Synergy, short-term debt decreased by 85% to US$19 million, consisting of US$14.4 million of export prepayment trade finance and US$4.3 million of current BDMG (Development Bank of Minas Gerais) debt. As of September 30, 2026, net debt was US$105 million, representing 1.5x the 9M 26 annualized operating cash flow of US$68 million. Pro forma for the convertible bonds, net debt stands at US$145 million. In 4Q 26, Sigma Lithium had extended the maturity of its export prepayment agreement with Synergy, representing approximately 80% of total debt as of October 2026, to June 2027.

Sigma Lithium’s cash position stood at US$10 million as of September 30, 2026, with a further US$2 million in receivables from lithium materials sold expected to be collected after quarter-end. Post period-end potential additional sources of liquidity include high-grade sales of approximately US$10 million, unsold inventory of lithium fines of approximately US$20 million and the remaining US$32 million of installments under the previously announced US$96 million offtake agreement.

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STRONG OPERATIONAL MOMENTUM IN 4Q 26

During 3Q 26, Sigma Lithium successfully resumed operations twice, demonstrating its operational capacity to efficiently mobilize 1,700 people and equipment, with operations fully resuming on October 5, 2026.

In 4Q 26, Sigma Lithium has already produced 11,000 tonnes of high-grade lithium oxide concentrate as of November 10, 2026. In addition, the Company holds an inventory of 15,000 tonnes of high-purity lithium fines (in high-grade equivalent tonnes) available for sale in 4Q 26, as well as 6,000 tonnes of intermediate high-grade products expected to be converted into high-grade lithium oxide concentrate and sold in 4Q 26. Production in 3Q 26 totaled 7,300 tonnes, bringing 9M 26 production to 66,300 tonnes.

Sigma Lithium is focused on increasing volumes during 4Q 26. The new pit shell design for the South Pit of Mine 1 provides access to approximately 200,000 tonnes of lithium oxide concentrate (1.1 million tonnes of ore at 1.4% Li2O), compared to approximately 100,800 tonnes (0.6 million tonnes of ore) under the previous pit shell, an 83% increase in ore. The Company continues the second stage of deployment of larger mining equipment, upgrading excavators from 75 tonnes to 105 tonnes (+40%) and trucks from 60 tonnes to 75 tonnes (+25%), supported by its commercial partnership with SANY China, which decreased lead times for equipment availability.

Sigma Lithium continues to combine low costs with a top global safety record, with over 1,190 consecutive days without a lost time injury and a year-to-date Total Recordable Injury Frequency Rate (TRIFR) of zero, as of November 10, 2026.

LANDMARK VICTORIES FOR ESG CREDENTIALS: TAC AGREEMENT SIGNED AND “TOO BIG TO STOP” RULING

In August 2026, Sigma Lithium signed the TAC Agreement (“Termo de Ajuste de Conduta”) with the State of Minas Gerais, a “no fault” resolution favorable to the Company of the matters raised by FEAM, the environmental regulator of Minas Gerais state. Under the TAC Agreement, the Company agreed to a settlement of US$1 million for the germination of mining rock piles and to fines of US$0.5 million.

In September 2026, the Federal Court of Appeals ruled favorably to Sigma Lithium in a lawsuit filed by the NGO Ngolo and awarded the Company the classification of “too big to stop”, reflecting its significant economic impact in the state, supporting 19,000 jobs and 80,000 family members. A court-appointed expert will calculate distances and impacts; if an impact is quantified, the Company will execute mitigation actions mirroring those already delivered in other communities.

In addition, the National Mining Agency (ANM) issued an improvement notice requiring the reshaping of a slope in the depleted, non-operating North Pit. The notice does not represent a stoppage, and Sigma Lithium is complying with all requirements.

Brazil’s rule of law, due legal process and dialogue with the State have upheld Sigma Lithium’s licenses and operations. Sigma Lithium’s expansion is estimated to benefit over 25,000 people in the Jequitinhonha Valley, including 585 direct jobs at its three main suppliers and approximately 6,435 indirect jobs created in the region.

ON TRACK FOR 330,000t PRODUCTION IN 2027; CAPACITY TO REACH 830,000t PER YEAR BY 2028

Sigma Lithium reaffirms its production guidance of 330,000 tonnes for the full year of 2027 assuming only Cleantech Industrial Plant 1 is operating.

Following the completion of the mining primarization ramp-up, the Company expects to resume its industrial production cadence in 2027, with estimated quarterly production of 68,000 tonnes of high-grade lithium oxide concentrate plus 15,000 tonnes from the reprocessing of tailings.

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At current production capacity, Sigma Lithium is resilient to lithium price volatility. At realized lithium prices between US$1,000/t and US$1,500/t (SC6), Cleantech Industrial Plant 1 is expected to generate cash flow of US$125 million to US$290 million in FY27E (pre-tax, pre-interest, pre-growth capex and pre-working capital).

Sigma Lithium maintained its guidance for total cash costs (AISC) of US$668/t for 2026 and US$620/t for FY27E; year-to-date AISC of US$642/t demonstrates the Company is on track.

At the SC6 spot price of US$1,180/t as of November 11, 2026, the Company’s CIF cash cost of US$518/t implies a margin of US$662/t, positioning Sigma Lithium as a cost leader in the hard-rock lithium CIF China cost curve.

Sigma Lithium remains committed to delivering strong growth. Following the finalization of its mining upgrade, the Company plans to resume construction of Cleantech Industrial Plant 2 in 2027, adding 250,000 tonnes of annual capacity to reach 580,000 tonnes per year (+76%). Cleantech Industrial Plant 2 is fully funded by a BRL 492 million long-term expansion loan committed by the Brazilian National Development Bank (BNDES), against a budgeted capex of BRL 492 million, with a 16-year maturity, an 18-month amortization grace period and an interest rate of 7.53% in BRL (an estimated 2.5% in USD-equivalent terms).

The Company also plans to complete a third industrial plant, Cleantech Industrial Plant 3, by 2028, adding another 250,000 tonnes of annual capacity and taking total capacity to 830,000 tonnes per year (+43%). The expansion will be supported by the opening of a second mine (Mine 2, with approximately 30 million tonnes of resources) and requires no external infrastructure capex, as the region already has the necessary roads, port access and power lines.

QUALIFIED PERSONS

The qualified person (QP) for the technical information contained herein is Mr. Alexandre Rodrigues Cabral, P. Eng., member of the Ordre des Ingénieurs du Québec (OIQ, membership number 105796), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Cabral is not considered an independent QP under NI 43-101 as he is a Sigma Lithium Director and Chair of the Company’s Technical Committee. Mr. Alexandre Rodrigues Cabral has reviewed and approved the technical and scientific content of this release.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML) (ASX: SAU) (TSX-V: SGML) (BVMF: S2GM34) (“Sigma Lithium” or “the Company”) is the largest industrial-mineral producer of lithium oxide concentrate in the Americas¹ and is dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security. The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium currently has a nameplate capacity to industrialize 330,000 tonnes of lithium oxide concentrate on an annualized basis at its mine and state-of-the-art Cleantech Industrial Plant.

Sigma Lithium is at the forefront of environmental and social sustainability in the battery materials supply chain. Its Cleantech Industrial Plant combines nearly 100% water reuse, zero use of toxic chemicals, no tailings mud dams, and 100% renewable electricity. For more than three years, Sigma Lithium has recorded no lost-time accidents.

The Company plans to resume its Phase 2 expansion in 2027, which is designed to nearly double annual production capacity to 580,000 tonnes. It also plans a Phase 3 expansion to increase capacity further to 830,000 tonnes. For more information about Sigma Lithium, visit our website.

(1)	USGS.

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FOR INFORMATION PLEASE CONTACT

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Gabriel Chefaly, Investor Relations Manager

gabriel.chefaly@sigmalithium.com.br

+55 19 9 9848 2231

Jessica Fertig, Investor Relations Advisor and International Media Contact

jessica@taumedia.com.au

+61 408 855 855

Brazilian Media Contact

media@sigmalithium.com.br

PLEASE FOLLOW US ON SOCIAL MEDIA

Sigma Lithium
@sigmalithium
@SigmaLithium

ASX STATEMENT

This announcement has been authorized for release by Sigma Lithium’s CEO.

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, the completion, size, pricing and terms of the Offering and the use of proceeds therefrom, the expected Closing Date and the receipt of all required regulatory and stock exchange approvals, the Company’s preliminary unaudited results for the third quarter ended September 30, 2026, expected sales of inventory in 4Q 26, the resumption and continuity of operations, including the status of the Company’s operating and mining licenses and related court decisions, production guidance for the next 12 months and FY27E, AISC guidance, cash flow forecasts at various lithium prices, the second mine and the Phase 2 and Phase 3 expansion plans, lithium prices, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur are forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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